Andrew E. Seaberg
Associate
215-988-3328 Direct
215-988-2757 Fax
andrew.seaberg@dbr.com
June 29, 2012
VIA EDGAR
Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Credit Unions Response to Examiner Comments on Post-Effective Amendment No. 40 (File Nos. 33-18781 and 811-5407)
Dear Ms. O’Neal-Johnson:
     The following responds to your comments provided via telephone on June 28, 2012, regarding the above-referenced Post-Effective Amendment No. 40 (“PEA No. 40”) on Form N-1A of Trust for Credit Unions (the “Registrant”). PEA No. 40 seeks to register a new class of shares (“Investor Shares”) of the Registrant’s three existing portfolios, the Money Market Portfolio, the Ultra-Short Duration Government Portfolio and the Short Duration Portfolio (each a “Portfolio,” together the “Portfolios”). Our responses (in bold) follow to your comments:
     1. Comment: The footnote below the section “Money Market Fund: Portfolio Fees and Expenses” (page 1) lists the contractual fee reduction/expense limitation to 0.20% of the Money Market Portfolio’s average daily net assets. However, the “Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement” is listed as 0.18%. Please change the “Fee Waiver and/or Expense Reimbursement” and “Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement” to reflect only the contractual waivers in the footnote.
     Response: Registrant will make this change.
     2. Comment: Please revise the “Expense Example” to reflect only the contractual fee waivers as described in Comment 1.
     Response: Registrant will make this change.

Deborah O’Neal-Johnson
June 29, 2012

     We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-3328.

Sincerely,
/s/ Andrew E. Seaberg
Andrew E. Seaberg

AES